UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08029199

SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2006 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOLD BRIDGE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SPEAR STREET, SUITE 1600
(No. and Street)

SAN FRANCISCO	CALIFORNIA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DARIUS ANDERSON (415) 227-9890
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, 22ND FLOOR	SAN FRANCISCO	CALIFORNIA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, DARIUS ANDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOLD BRIDGE CAPITAL, LLC, as of FEBRUARY 29, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

— see attached form —
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ~~____~~
2 ~~____~~
3 ~~____~~
4 ~~____~~
5 ~~____~~
6 ~~____~~

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to ~~(or affirmed)~~ before me on this 21 day of February, 2008, by

(1) Darius Anderson,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

~~(2)~~ ____,
Name of Signer

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature [signature]
Signature of Notary Public

KRISTEN OSTRO
COMM. #1762439
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Aug. 19, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation of Financial Statements for Gold Bridge Capital

Document Date: 2/29/08 Number of Pages: 1

Signer(s) Other Than Named Above: ____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

GOLD BRIDGE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

GOLD BRIDGE CAPITAL, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Managing Members of
Gold Bridge Capital, LLC

We have audited the accompanying statement of financial condition of Gold Bridge Capital, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gold Bridge Capital, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 26, 2008

GOLD BRIDGE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	61,592
Accounts receivable		1,666,903
Property and equipment, net		36,287
Security deposits		55,370
Other assets		18,034
	$	1,838,186
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	46,278
Members' equity		1,791,908
	$	1,838,186

See accompanying notes to statement of financial condition.

1. Nature of business

Nature of Business

Gold Bridge Capital, LLC (the "Company"), incorporated in the state of California on October 11, 2005, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company was accepted as member of FINRA on October 23, 2006 and began activities on November 1, 2006 as a private placement agency that assists money managers in navigating the investment processes of public pension systems throughout the United States.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers cash deposits held by its bank with original terms to maturity of less than three months to be cash equivalents.

Accounts Receivable

Accounts receivable are established during the normal course of business. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts if necessary.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Computer hardware	3 years	Straight-line
Telephone equipment	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Income Taxes

No provision is made in the accompanying statement of financial condition for liabilities for federal and state income taxes since such liabilities are the responsibility of the individual members. The statement of financial condition reflects the Company's transactions without adjustment, if any, required for income tax purposes.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statement of financial condition. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2007 are as follows:

Furniture and fixtures	$	24,186
Computer equipment		11,946
Telephone equipment		6,300
Leasehold improvements		4,479
		46,911
Less accumulated depreciation and amortization		10,624
Property and equipment, net	$	36,287

4. Net capital requirement

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $15,000, which was approximately $10,000 in excess of its minimum requirement of $5,000.

5. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under (k)(2)(i) provided that it does not otherwise hold funds or securities for, or owe money or securities to, customers and if necessary effectuates all financial transactions with customers through a "Special Account for the Exclusive Benefit of Customers".

7. Related party transactions

During February 2007, the Company purchased computer equipment in the amount of $9,992 from a related party.

8. Lease commitments

The Company's current lease agreements expire at various times between April 30, 2009 and April 30, 2011.

Future aggregate lease payments for office space and equipment for the years subsequent to December 31, 2007 are as follows:

Year Ending December 31,		
2008	$	204,633
2009		93,171
2010		2,315
2011		772
	$	300,891

9. Subsequent events

From January 1, 2008 through February 28, 2008, the Company had capital withdrawals of $805,000 to its members.

END